August 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE: ESG Inc.

Registration Statement on Form S-1

File No. 333- 281681

To Whom It May Concern:

Reference is made to the Registration Statement on Form S-1 (File No. 333- 281681) filed by ESG Inc. (the “Company”) with the Securities and Exchange Commission on August 21, 2024 (the “Registration Statement”). Pursuant to Rule 473(a) of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the facing page of the Registration Statement:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Thank you.

Sincerely,

/s/ Zhi Yang

Zhi Yang

Chief Executive Officer